UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



DIVISION OF
CORPORATION FINANCE





05045338

February 16, 2005

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary
AutoNation Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2005

Re: AutoNation Inc.
Incoming letter dated December 28, 2004

Dear Mr. Ferrando:

This is in response to your letter dated December 28, 2004 concerning the shareholder proposal submitted to AutoNation by John Chevedden. We also have received a letter from the proponent dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 17 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

December 28, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2005 Proxy Materials of AutoNation, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden ("Proponent") from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 1, 2005, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated December 8, 2004, attached hereto as Exhibit A; and

2) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all exhibits hereto, is notifying Proponent of its intention to omit the Proposal from the Proxy Materials.

Background

On October 12, 2004, the Company received a stockholder proposal from the Proponent (the "Original Proposal"). Proponent subsequently submitted a revised proposal on December 8, 2004 (the "Proposal"). The Company has accepted the Proposal in lieu of the Original Proposal and this no-action request addresses only the Proposal. The Proposal states:

> "Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.
>
> Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon."

The Board of Directors of the Company (the "Board"), following consideration of the Proposal and a recommendation by the Corporate Governance Committee of the Board, implemented the Proposal by adopting on December 22, 2004 a policy (the "Policy") on golden parachute payments (*i.e.*, severance or change in control payments). The Policy, which was effective immediately upon adoption and currently remains in effect, reads as follows:

> "The Company will not enter into a Severance Agreement with a senior executive of the Company that provides for Benefits in an amount exceeding 299% of the sum of such senior executive's base salary plus bonus, unless such Severance Agreement has been submitted to a stockholder vote. Further, unless such Severance Agreement has been submitted to a stockholder vote, the Company will not enter into a Severance Agreement that provides for the payment of Benefits to a senior executive of the Company triggered by (i) a Change in Control of the Company that is approved by stockholders but not completed or (ii) a completed Change in Control

of the Company in which the senior executive remains employed in a substantially similar capacity by the successor entity.

As used herein, "Severance Agreement" means an employment, severance or other agreement (together with any renewal, modification or extension of any such agreement) that provides for the payment of Benefits to a senior executive of the Company triggered by (i) the termination of such executive's employment or (ii) a Change in Control of the Company.

As used herein, "Benefits" means severance amounts payable in cash or stock to a senior executive of the Company (including amounts payable for the uncompleted portion of an employment term), including both lump-sum payments and the estimated present value of any periodic payments, consulting fees or perquisites paid following the date of termination of such executive's employment; provided, that the term "Benefits" does not include (i) retirement benefits earned or accrued under qualified or non-qualified retirement plans, (ii) the value of accelerated vesting of, or payments with respect to, any outstanding equity-based award granted prior to termination of such executive's employment or the extension of an exercise period with respect to any such award or (iii) compensation and benefits earned, accrued or otherwise provided for services rendered prior to the date of termination of such executive's employment.

As used herein, "bonus" means the annual bonus awarded to the senior executive for the calendar year prior to any termination of such executive's employment.

As used herein, "Change in Control" means (i) the acquisition by any person, entity or group (together with any affiliates thereof) of direct or indirect beneficial ownership of or the right to vote more than 50% of the voting securities of the Company, or (ii) any merger, consolidation or other business combination of the Company with or into any other entity, recapitalization, spin-off, distribution or any other similar transaction, whether in a single transaction or series of related transactions, where the beneficial owners of the voting securities of the Company prior to such transaction, taken together with their affiliates, cease to beneficially own at least 50% of the voting power of the voting securities of the entity surviving or resulting from such transaction (or the ultimate sole parent thereof) (such ownership being based solely on the voting securities beneficially owned by such persons immediately prior to such event).

> As used herein, "senior executive" shall have the meaning given to the term "executive officer" in Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

The Board adopted the Policy in the good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law. The Policy, which has not been revoked or changed in any manner since adoption, is set forth in the AutoNation, Inc. Corporate Governance Guidelines, a copy of which is available on the Company's corporate website at corp.AutoNation.com.

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(10) as Substantially Implemented by a Golden Parachute Policy Adopted by the Company's Board of Directors.

The Company implemented the Proposal by adopting the Policy. It is well settled that Rule 14a-8(i)(10) under the Exchange Act permits exclusion of a proposal from proxy materials on the basis of substantial implementation when an issuer has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by a shareholder proponent and the issuer's actions. *Exchange Act Release No. 20091* (August 16, 1983). See *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999) ("Masco"), *Erie Indemnity Company* (March 15, 1999) ("Erie"), *AutoNation, Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) ("AutoNation I") and *AutoNation, Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004) ("AutoNation II"), in which the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. Here, the Proposal was implemented essentially as proposed (with definitions added to clarify certain terms). The substance and essential objective of the Policy and the Proposal are identical – namely, to provide shareholders a vote on certain golden parachute payments for senior executives. In fact, the Policy presents a closer approximation of the Proposal than did the issuer responses to the stockholder proposals in Masco and Erie, each of which resulted in concurrence by the Division that the issuer responses represented substantial implementation of the stockholder proposals within the meaning of Rule 14a-8(i)(10). Accordingly, based on the Division's positions with respect to the foregoing matters, the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(10) even though the Policy does not correspond word-for-word to the Proposal.

Conclusion

The Policy clearly substantially implements the Proposal by granting Company shareholders the right to vote on certain golden parachutes for senior executives. Further, the instant case is clearly analogous to and consistent with AutoNation I and AutoNation II wherein the Division granted the Company relief on grounds of Rule 14a-8(i)(10) in regards to prior proposals by Proponent, the substance and essential objective of which were directly addressed by a Company policy adopted by the Board. Accordingly, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(i)(10). Because the Company believes that the Policy substantially implements the Proposal pursuant to Rule 14a-8(i)(10), and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on additional bases for exclusion or modification of the Proposal. However, if the Division disagrees with the Company's position in this letter or desires any additional information in support or explanation of its position, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide other Rule 14a-8(i) bases for exclusion or modification of the Proposal, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,



Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

Attachments

cc: Mr. John Chevedden

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Michael J. Jackson
Chairman
AutoNation, Inc. (AN)
110 S.E. 6th Street
Ft. Lauderdale, FL 33301
PH: 954 769-6000
FX: 954-627-5050

12-8 UPDATE



Dear Mr. Jackson,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



October 12 2004

John Chevedden
Shareholder

cc: Jonathan P. Ferrando
Corporate Secretary
PH: 954-769-6000
FX: 954-779-3884, 769-6340

[December 8, 2004]

3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, submitted this proposal.

51% Shareholder Support

The 26 shareholder proposals voted on this topic in 2004 achieved an impressive 51% average supporting vote.

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Four of our 8 directors had non-director links to our company – independence concern.
- Thus with one insider on our board, less than 50% of our directors were completely independent.
- Mr. Edward Lampert, who had such non-director links, furthermore chaired our key Compensation Committee – independence concern.
- Two of our directors owned zero (0) stock – commitment concern.
- We had no independent Chairman or Lead Director – independence concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Since a dominate shareholder held 28% of our stock, individual investors may have greater concern about adherence to best practices in our corporate governance.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the potential $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that were to vest contingent on merger approval by Sprint's shareholders.

Another example of questionable golden parachutes was the $150 million parachute payment to Northrop Grumman executives after the proposed merger with Lockheed Martin fell apart.

Our company's high level of executive pay is further reason to vote on future golden parachutes. For example, our Chairman collected $6 million in total 2002 pay including stock option grants.
Source: Executive PayWatch Database,
http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Institutional Investor Support for Golden Parachute Vote Provision

The California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval of golden parachutes.

Golden Parachute Vote Provision
Yes on 3

Notes:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AutoNation, Inc. (AN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Proponent: John Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
"RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

"This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

"Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon."

The text in the company policy makes a golden parachute potentially twice as rich as the shareholder proposal would before triggering a vote. The company makes no analysis of the potential maximum pay-out according to the shareholder proposal and the company policy

Although the policy was in effect for less than one week the company nonetheless raised the possibility that the policy could have already been reversed. For instance the company states on December 28, 2004 that the "Policy" adopted 6-days earlier on December 22, 2004 "has not been revoked or changed in any manner since adoption."

There is no provision for notice to shareholders of this policy. Additionally there is no provision for notice to shareholders if and when this policy is materially relaxed. Thus this creates the impression that the company may have a fleeting or transitory policy to last until the no action request period is past.

The secrecy of the purported implementation gives the impression that the company does not have a serious policy or does not want to be bound by its policy for any length of time.

The company does not claim that any of its precedents relate to the golden parachute topic.

The company makes an unsupported statement which may also be misleading: "Here, the Proposal was implemented essentially as proposed (with definitions added to clarify certain terms). To the contrary the "definitions" make potentially vast sums of executive benefits off-limits to the company policy compared to the shareholder proposal.

For instance note the loophole exclusionary text:
"'Benefits' does not include (i) retirement benefits earned or accrued under qualified or non-qualified retirement plans, (ii) the value of accelerated vesting of, or payments with respect to, any outstanding equity-based award granted prior to termination of such executive's employment or the extension of an exercise period with respect to any such award or (iii) compensation and benefits earned, accrued or otherwise provided for services rendered prior to the date of termination of such executive's employment."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Jonathan Ferrando

[December 8, 2004]
3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, submitted this proposal.

51% Shareholder Support
The 26 shareholder proposals voted on this topic in 2004 achieved an impressive 51% average supporting vote.

Progress Begins with a First Step
I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Four of our 8 directors had non-director links to our company – independence concern.
- Thus with one insider on our board, less than 50% of our directors were completely independent.
- Mr. Edward Lampert, who had such non-director links, furthermore chaired our key Compensation Committee – independence concern.
- Two of our directors owned zero (0) stock – commitment concern.
- We had no independent Chairman or Lead Director – independence concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Since a dominate shareholder held 28% of our stock, individual investors may have greater concern about adherence to best practices in our corporate governance.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the potential $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that were to vest contingent on merger approval by Sprint's shareholders.

Another example of questionable golden parachutes was the $150 million parachute payment to Northrop Grumman executives after the proposed merger with Lockheed Martin fell apart.

Our company's high level of executive pay is further reason to vote on future golden parachutes. For example, our Chairman collected $6 million in total 2002 pay including stock option grants.

Source: Executive PayWatch Database,
http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Institutional Investor Support for Golden Parachute Vote Provision

The California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval of golden parachutes.

Golden Parachute Vote Provision
Yes on 3

Notes:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AutoNation Inc.
Incoming letter dated December 28, 2004

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 299 percent of the sum of the executive's base salary plus bonus.

There appears to be some basis for your view that AutoNation may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AutoNation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor